
September 9, 2025

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380

> **Re: LGI Homes, Inc.**
> **Form 10-K for the year ended December 31, 2024**
> **Filed on February 26, 2025**
> **Form 8-K filed on February 25, 2025**
> **File No. 001-36126**

Dear Charles Merdian:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction